Sub-Item 77D:  Policies with respect to security
                           investments


     Effective June 26, 2000, the Capital Appreciation
Portfolio made a change to its investment policy.
Under normal market conditions the Portfolio intends to invest at least 80% of its total assets in equity securities of companies with market capitalizations generally between $200 million and $2 billion at the time of purchase, with an average market capitalization of the Portfolio not to exceed $1.5 billion. Prior to that date, the Portfolio intended to invest at least
80% of its total assets in equity securities of companies with market capitalizations generally between $100 million and $1 billion.